UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TSR, INC.

(Name of Subject Company (issuer))

VIENNA ACQUISITION CORPORATION

(Offeror)

a wholly owned subsidiary of

VIENNA PARENT CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Justin Christian

President

Vienna Parent Corporation

9777 N. College Avenue

Indianapolis, Indiana 46280

Telephone: (317) 493-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen J. Hackman

Pierce H. Han

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, Indiana 46282

Telephone: (317) 236-2289

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Vienna Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TSR, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.40 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 30, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on May 30, 2024.
(a)(5)(A)	Joint Press Release issued on May 15, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(B)	Social Media Content issued on May 15, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(C)	Website Content issued on May 15, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(D)	BCforward Employee Presentation issued on May 15, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(E)	Form of Email to BCforward Employees issued on May 15, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(F)	Form of Email to BCforward Employees issued on May 15, 2024 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(G)	Statement to BCforward Employees Regarding Inquiries issued on May 15, 2024 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Vienna Parent Corporation with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(H)	Form of email distributed to Company employees issued on May 15, 2024 (incorporated by reference to Exhibit 99.2 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).

(a)(5)(I)	Form of email distributed to Company consultants issued on May 15, 2024 (incorporated by reference to Exhibit 99.3 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(J)	Form of email distributed to Company customers issued on May 15, 2024 (incorporated by reference to Exhibit 99.4 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(K)	Form of Company LinkedIn post issued on May 15, 2024 (incorporated by reference to Exhibit 99.5 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(L)	Company guidelines for employee responses to inquiries issued on May 15, 2024 (incorporated by reference to Exhibit 99.6 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(M)	Company Employee Presentation issued on May 15, 2024 (incorporated by reference to Exhibit 99.7 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(a)(5)(N)	Company Customer Presentation issued on May 15, 2024 (incorporated by reference to Exhibit 99.8 to the Solicitation/Recommendation Statement on Schedule 14D-9-C filed by TSR, Inc. with the Securities and Exchange Commission on May 16, 2024 (File No. 005-38473)).
(b)*	Commitment Letter, dated as of May 13, 2024, by and among First Merchants Bank, Vienna Parent Corporation and Justin Christian.
(d)(1)	Agreement and Plan of Merger, dated as of May 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation and TSR, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TSR, Inc. with the Securities and Exchange Commission on May 17, 2024 (File No. 001-38838)).
(d)(2)	Tender and Support Agreement, dated as of May 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition, QAR Industries, Inc. and Robert Fitzgerald (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TSR, Inc. with the Securities and Exchange Commission on May 17, 2024 (File No. 001-38838)).
(d)(3)	Tender and Support Agreement, dated as of May 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation and Zeff Capital, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by TSR, Inc. with the Securities and Exchange Commission on May 17, 2024 (File No. 001-38838)).
(d)(4)*	Confidentiality Agreement, dated September 14, 2023, between BCforward and TSR, Inc.
(d)(5)*	Due Diligence and Exclusivity Agreement, dated January 10, 2024, between BCforward and TSR, Inc.
(d)(6)*	First Amendment to Due Diligence and Exclusivity Agreement, dated March 11, 2024, between BCforward and TSR, Inc.
(d)(7)*	Second Amendment to Due Diligence and Exclusivity Agreement, dated March 26, 2024, between BCforward and TSR, Inc.
(d)(8)*	Third Amendment to Due Diligence and Exclusivity Agreement, dated April 9, 2024, between BCforward and TSR, Inc.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2024

VIENNA ACQUISITION CORPORATION

/s/ Justin Christian
Name:	Justin Christian
Title:	President

VIENNA PARENT CORPORATION

/s/ Justin Christian
Name:	Justin Christian
Title:	President

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